EXHIBIT NO. 12



                      CITIZENS UTILITIES COMPANY AND SUBSIDIARIES

                   Statement Showing Computation of Ratio of Earnings
                        to  Fixed  Charges  for  the  year  ended
                                      December 31, 1995
                                     (dollars in thousands)




A.   Net income per Consolidated Statement of Income                  $159,536

B.   Taxes based on income or profits                                   66,817

C.   Earnings, before income taxes (A + B)                             226,353

D.   Fixed charges                                                      94,227

E.   Earnings before income taxes and fixed charges (C + D)           $320,580

F.   Ratio of pre-tax income to net income (C / A)                        1.42

G.   Ratio of Earnings to Fixed charges (E / D)                           3.40